Exhibit 1

Compugen Ltd. Reports Fourth Quarter and Year-End 2007 Financial
Results

TEL AVIV, ISRAEL – February 19, 2008 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year-end December 31, 2007.

“This past year was the first year our unique predictive life science discovery infrastructure – established over the past decade – was utilized for all its intended purposes: licensing discovered therapeutic and diagnostic product candidates to leading companies; signing agreements providing for ‘on-demand’ discovery by us of candidates of specified interest to partners; successfully advancing – both in-vitro and in-vivo – selected therapeutic discoveries for our own account; developing and validating new discovery platforms; discovering further product candidates through follow-on discovery runs of existing platforms; and further expanding our core intellectual property of models, tools and algorithms for the predictive understanding of life at the molecular level,” stated Martin Gerstel, Compugen’s Chairman.

“When I became Chairman of the Company in 1997 and we decided to focus all of our efforts on the establishment of a broadly applicable discovery capability based on predictive understandings of important biological phenomena, the very high risks involved were obvious to all. Now, more than a decade later, it is very satisfying to see the tremendous commercial potential becoming available to Compugen based on this highly successful long-term investment,” Mr. Gerstel continued. “In this regard, with the recent addition of our platform for the discovery of new indications for existing drugs, the past two years have seen the validation of eight predictive discovery platforms in important areas of therapeutics and diagnostics. We are also pleased by our growing list of partners, which since the beginning of 2007 saw the addition of Medarex, Merck, Roche and Teva. We are confident that these initial commercial achievements both confirm the value of our past investments and place us in an excellent position for continued and accelerated progress towards our goal of building a very substantial, highly profitable and rapidly growing company based on the discovery and licensing of product candidates to the drug and diagnostic industries under milestone and royalty bearing licenses,” Mr. Gerstel concluded.

Compugen’s financial results continue to be fully in line with the Company’s past guidance. Current revenues remain insignificant with revenues for the fourth quarter of 2007 of $90,000, compared to $10,000 for the fourth quarter of 2006, in both cases representing small initial milestone payments under earlier agreements. Revenues for the year 2007 were $180,000, compared to $215,000 for 2006.

The net loss for the most recent quarter was $3.1 million (including a non-cash expense of $479,000 related to stock based compensation), or $0.11 per share, compared with a net loss of $3.8 million (including a non-cash expense of $523,000 related to stock based compensation), or $0.14 per share, for the corresponding quarter of 2006. The net loss for the year 2007 was $12.1 million (including a non-cash expense of $2.3 million related to stock based compensation), or $0.43 per share, compared with a net loss of $13.0 million (including a non-cash expense of $2.1 million related to stock based compensation), or $0.47 per share, for 2006.

Research and development expenses of $2.8 million for the fourth quarter of 2007, compared to $3.1 million for the fourth quarter of 2006, remain the Company’s largest expense. Total research and development expenses for 2007 were $9.7 million compared to $10.9 million for 2006. These amounts are before the deduction of governmental and other grants, which totaled $385,000 for the fourth quarter ended December 31, 2007, compared with $409,000 for the corresponding quarter in 2006, and $1.4 million for 2007 compared to $1.8 million for 2006. Accordingly, research and development expenses net of governmental grants were $8.4 million for 2007 as compared to $9.1 million for 2006.

As of December 31, 2007, Compugen had $17.2 million in cash, cash equivalents, short and long-term deposits, and marketable securities, representing a reduction of $9.2 million (compared with the Company’s earlier guidance of a net cash usage for 2007 of $9-$11 million) from the $26.4 million held at December 31, 2006. For 2008, the Company anticipates operating cash requirements similar to the actual usage for 2007, with a potential small increase due primarily to the weakening of the US dollar compared with the New Israeli Shekel.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and year-end results on February 19, 2007 at 10:00 a.m. EST. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0610 internationally. The call will also be available via live webcast through Compugen’s website, located at www.cgen.com.

During the conference call, Martin Gerstel, Compugen’s Chairman, will provide a brief review of portions of a corporate presentation that has been posted simultaneously with this press release on the Company’s website. It is suggested that participants in the call have access to the presentation during the call. To access the presentation, click on “Corporate Presentation February 2008” under Events on the Company’s homepage at www.cgen.com. The portions of the presentation that will be discussed focus on the methodology followed by the Company’s research and discovery efforts and the advantages of this approach as are now being demonstrated in selected fields of interest.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the US or +972-3–925-5900. The replay will be available until 12 noon EST on February 22, 2007.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industries under milestone and revenue sharing agreements. The Company’s increasing inventory of powerful and proprietary discovery platforms is enabling the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. These discovery platforms are based on the Company’s decade-long focus on the predictive understanding of important biological phenomena at the molecular level. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate – Evogene Ltd. (TASE: EVGN.TA) – to utilize the Company’s in-silico predictive discovery capabilities in the agricultural biotechnology field. For additional information, please visit Compugen’s corporate Website at www.cgen.com and Evogene’s corporate Website at www.evogene.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “could”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:
Naomi Rabbie
Corporate Communications Manager
Compugen Ltd.
Email: naomir@cgen.com
Tel: +972-52-598-9894

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	90	10	180	215

Cost and Expenses

Cost of revenues	-	-	-	6

Research and development expenses	2,824	3,114	9,740	10,868

Less: governmental and other grants	(385)	(409)	(1,354)	(1,751)

Research and development expenses, net	2,439	2,705	8,386	9,117

Sales and marketing expenses	247	563	1,324	1,719

General and administrative expenses	853	829	2,930	2,377

Total operating expenses *	3,539	4,097	12,640	13,213

Operating loss	(3,449)	(4,087)	(12,460)	(13,004)

Financing income, net	169	476	868	866

Other income, net	102	-	134	89

Loss before taxes on income	(3,178)	(3,611)	(11,458)	(12,049)

Taxes on income	32	-	32	-

Loss from continuing operations	(3,210)	(3,611)	(11,490)	(12,049)

Income (Loss) from discontinued operations	103	(227)	(624)	(971)

Net loss	(3,107)	(3,838)	(12,114)	(13,020)

Basic and diluted net loss per ordinary share
from continuing operation	(0.11)	(0.13)	(0.41)	(0.44)

Basic and diluted loss per ordinary share from
discontinuing operation	-	(0.01)	(0.02)	(0.03)

Basic and diluted net loss per ordinary share	(0.11)	(0.14)	(0.43)	(0.47)

Weighted average number of ordinary shares
outstanding	28,323,811	28,135,716	28,266,273	27,985,957

* Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,	December 31,
	2007	2006
	Unaudited	Unaudited

ASSETS
Current assets
Cash, cash equivalents, short term deposits and marketable
securities	15,082	25,403
Cash held in favor of other consortium partners	118	-
Trade receivables	40	10
Receivables and prepaid expenses	950	824
Assets related to discontinued operation	54	401
Total current assets	16,244	26,638

Long-term investments
Long term deposits and marketable securities	2,080	1,000
Other assets	1,925	1,370
Property and equipment, net	1,417	1,848
Total assets	21,666	30,856

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	2,741	2,794
Deferred revenues	150	75
Liabilities related to discontinued operations	4	287
Total current liabilities	2,895	3,156

Long-term liabilities
Accrued severance pay	1,486	1,436
Other long-term liabilities	-	60
Excess of losses over investment in Evogene	-	466
Total long-term liabilities	1,486	1,962

Total shareholders' equity	17,285	25,738
Total liabilities and shareholders' equity	21,666	30,856